Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

ABS LONG/SHORT STRATEGIES FUND

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$61,065,732.00	0.0001381	$8,433.18

Total Transaction Valuation:		$61,065,732.00
Total Fees Due for Filing:				$8,433.18
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$8,433.18